SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

EQT Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

26884L109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884L109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000 Shares (including options to purchase 1,863,500 Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000 Shares (including options to purchase 1,863,500 Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000 Shares (including options to purchase 1,863,500 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 26884L109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS JONATHAN Z. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS DANIEL C. HERZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS EDWARD E. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D	Page 6 of 10 Pages
Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, no par value, of EQT Corporation, a Pennsylvania corporation (the "Issuer"). The principal executive office of the Issuer is located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company ("JANA"); (ii) Jonathan Z. Cohen ("Mr. J. Cohen"), (iii) Daniel C. Herz ("Mr. Herz") and (iv) Edward E. Cohen ("Mr. E. Cohen" and together with JANA, Mr. J. Cohen and Mr. Herz, the "Reporting Persons"). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, NY 10153. The address of Mr. J. Cohen is 712 Fifth Avenue, 11th Floor, New York, NY 10019. The address of Mr. Herz is 712 Fifth Avenue, 11th Floor, New York, NY 10019. The address of Mr. E. Cohen is 1845 Walnut Street, Suite 1000, Philadelphia, PA 19103.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. J. Cohen is to serve as the Chief Executive Officer of HepCo Capital Management LLC, a private investment firm. The principal business of Mr. Herz is to serve as the President of Atlas Energy Group, LLC, an energy management company focused on the development, management and growth of energy enterprises ("Atlas"). The principal business of Mr. E. Cohen is to serve as the Chief Executive Officer of Atlas.

(d) None of the Reporting Persons or the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal, Mr. J. Cohen, Mr. Herz and Mr. E. Cohen are each United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 10,117,000 Shares (including options to purchase 1,863,500 Shares) reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $496.1 million.

The 10,000,000 Shares (including options to purchase 1,863,500 Shares) reported herein by JANA were acquired at an aggregate purchase price of approximately $489.8 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect.

CUSIP No. 26884L109	SCHEDULE 13D	Page 7 of 10 Pages

Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. J. Cohen used a total of approximately $4.3 million in the aggregate to acquire the 75,000 Shares reported herein as beneficially owned by him.

Mr. Herz used a total of approximately $400 thousand in the aggregate to acquire the 7,000 Shares reported herein as beneficially owned by her.

Mr. E. Cohen used a total of approximately $2.0 million in the aggregate to acquire the 35,000 Shares reported herein as beneficially owned by him.

Funds for the purchase of the Shares reported herein as beneficially owned by each of the foregoing individuals were derived from the respective personal funds of each such individual.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA has substantial experience analyzing and investing in the energy sector, and the other Reporting Persons collectively possess significant operational and financial expertise, including experience creating significant shareholder value in a company with a comparable structure, set of assets, and geography to the Issuer. JANA, with the assistance of the other Reporting Persons, intends to have discussions with Issuer’s shareholders, board of directors, management, and other interested parties regarding i) voting against shareholder approval of the acquisition of Rice Energy, ii) pursuing an immediate breakup of the Issuer into a separately traded E&P business and midstream business to realize the Issuer’s full value and potential strategic value, iii) optimizing capital allocation, and iv) board structure and composition. JANA is also prepared, if necessary, to nominate individuals for election to the Issuer's board of directors and to participate in the solicitation of proxies in support of such individuals, and has signed Nomination Agreements with the Reporting Persons named in Item 6.

JANA, potentially with the assistance of the other Reporting Persons, may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer's Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer's assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer's board of directors.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

CUSIP No. 26884L109	SCHEDULE 13D	Page 8 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 173,800,724 Shares outstanding, which is the total number of Shares outstanding as of June 16, 2017, as reported in the Agreement and Plan of Merger among the Issuer, Eagle Merger Sub I, Inc. and Rice Energy Inc. dated as of June 19, 2017 attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2017.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 10,000,000 Shares (including options to purchase 1,863,500 Shares), representing approximately 5.8% of the Shares outstanding.

As of the close of business on the date hereof, Mr. J. Cohen may be deemed to beneficially own 75,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Herz may be deemed to beneficially own 7,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. E. Cohen may be deemed to beneficially own 35,000 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements (as defined in Item 6 below) and the Cooperation Agreement (as defined in Item 6 below), JANA, each of the Potential Nominees (as defined in Item 6 below) and Mr. E. Cohen may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 10,117,000 Shares (including options to purchase 1,863,500 Shares), representing approximately 5.8% of the outstanding Shares. Each Potential Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Potential Nominee and Mr. E. Cohen. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Potential Nominee and Mr. E. Cohen. Mr. E. Cohen expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each Potential Nominee.

(b) JANA has sole voting and dispositive power 10,000,000 Shares (including options to purchase 1,863,500 Shares), which power is exercised by the Principal. Mr. J. Cohen has sole voting and dispositive power over the 75,000 Shares beneficially owned by him. Mr. Herz has sole voting and dispositive power over the 7,000 Shares beneficially owned by him. Mr. E. Cohen has sole voting and dispositive power over the 35,000 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 26884L109	SCHEDULE 13D	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Each of Mr. J. Cohen and Mr. Herz (each, the "Potential Nominee") have entered into a nominee agreement (the "Nominee Agreement") with JANA substantially in the form attached as Exhibit B to this Schedule 13D whereby each Potential Nominee agreed to become a member of a slate of nominees (the "Slate") and stand for election as a director of the Issuer in connection with a proxy solicitation (the "Proxy Solicitation") which may be conducted by JANA in respect of the 2018 annual meeting of stockholders of the Issuer (the "2018 Annual Meeting"). Pursuant to each Nominee Agreement, JANA has agreed to pay the costs of soliciting proxies in connection with the 2018 Annual Meeting, and to defend and indemnify each Potential Nominee against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as a candidate for election to the Issuer's board and the solicitation of proxies in support of their election. Each Potential Nominee received compensation under the Nominee Agreement in the amount of $75,000, and an additional $180,000 in the event of his or her appointment or election. Each Potential Nominee agreed to hold Shares with a market-value equal to $255,000 (adjusted for taxes) as of the date of his or her appointment, subject to certain exceptions until the later of when such Potential Nominee is no longer a director of the Issuer and three years. A copy of the form of the Nominee Agreement is attached as Exhibit B and is incorporated by reference herein.

JANA also entered into a Cooperation Agreement with Mr. E. Cohen substantially in the form attached as Exhibit C to this Schedule 13D whereby Mr. E. Cohen has agreed to comply with certain confidentiality obligations and trading restrictions. A copy of the form of the Cooperation Agreement is attached as Exhibit C and is incorporated by reference herein.

JANA beneficially owns 18,635 call options for 1,863,500 Shares with strike prices ranging from $45 - $47.5. The call options have expiration dates ranging from August 4, 2017 to August 31, 2017.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit E, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.
Exhibit B:	Form of Nominee Agreement
Exhibit C:	Form of Cooperation Agreement
Exhibit D:	Joint Filing Agreement, dated July 3, 2017

CUSIP No. 26884L109	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Jonathan Z. Cohen
JONATHAN Z. COHEN

/s/ Daniel C. Herz
DANIEL C. HERZ

/s/ Edward E. Cohen
EDWARD E. COHEN